SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly-Held Company

MATERIAL FACT

São Paulo, December 2, 2021 - Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6) hereby notifies its shareholders and the market in general that, the Board of Directors' Meeting held on the date hereof approved the early distribution of dividends for fiscal year 2021, in the total amount of R$6,000,000,000.00 corresponding to the gross amount of R$7.539048791898 per common share or class "A" preferred share, and of R$0.606032140100 per class "B" preferred share.

In Brazil, the dividends will be paid on December 20, 2021 by the depositary bank of the shares, Itaú Corretora de Valores S.A., without any withholding of income tax, in accordance with the legislation in force, and without any remuneration or inflation adjustment.

The record date for the right to receive the dividend will be on December 8, 2021 for holders of shares issued by Braskem traded on B3 SA – Brasil, Bolsa, Balcão (“B3”) and on December 13, 2021 for holders of American Depositary Receipts traded on the New York Stock Exchange (“NYSE”). Therefore, the common and preferred shares issued by the Company will be traded “ex-dividends” as of December 9, 2021 on B3 and as of December 10, 2021 on NYSE.

Shareholders whose registration information does not contain a tax ID number (CPF/CNPJ) or specify a bank, branch and checking account must go to one of branches of Banco Itaú offering shareholders services and provide such information.

For more information, contact the Shareholder Exclusive Services Center – Itaú Depositary - by telephone at +55 (11) 3003-9285 in state capitals and metropolitan areas and at 0800 720 9285 in other locations, or go to a bank branch offering shareholder services.

For the holders of Braskem’s American Depositary Receipts (ADRs), the dividends will be paid by the Bank of New York Mellon, the depositary bank. The record date, payment date and other information for the ADRs are available at www.adrbnymellon.com .

São Paulo, December 2, 2021.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.